Exhibit 99.1

Press Release	September 27, 2016

CNOVA N.V.
Publishes its 2015 Dutch Annual Financial Report

AMSTERDAM, September 27, 2016, 07:45 CEST - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today published its Dutch annual financial report, which, strictly in line with its previously filed 2015 Annual Report on Form 20-F, includes audited annual statutory financial statements as of and for the year ended December 31, 2015. The Dutch annual financial report, required by Dutch law, was filed with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and on a Form 6-K with the U.S. Securities and Exchange Commission (“SEC”) on that same date. These documents are available on www.cnova.com. The Form 6-K can also be downloaded from the SEC’s website (www.sec.gov).

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Cnova Investor Relations Contact:	Media Contact:
Cnova N.V.	Cnova N.V.
Head of Investor Relations	Head of Communications
+31 20 795 06 71	+ 31 20 795 06 76
investor@cnova.com	directiondelacommunication@cnovagroup.com

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the corporate reorganization in Brazil (the “Reorganization”); the ability to complete the Reorganization and other transactions and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2015  filed with the SEC on July 22, 2016 and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.